MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is management’s discussion and analysis of financial condition and results of operations of Scorpio Bulkers Inc. for the six month period ended June 30, 2018. The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements, including the notes thereto, included in this report, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 2, 2018, or our Annual Report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels.
Overview
Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us” or the “Company”) was formed for the purpose of acquiring and operating the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.
Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of June 30, 2018, we owned or finance leased 56 vessels, consisting of 19 Kamsarmax vessels and 37 Ultramax vessels.
The Company is organized by vessel type into two operating segments:

•	Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt

•	Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a revised master agreement effective as from January 1, 2018, or the Revised Master Agreement. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms as those contained in the Revised Master Agreement.
SCM’s commercial management services include securing employment for our vessels in the spot market or on time charters. SCM also manages the Scorpio Group Pools, which are spot-market oriented pools of similarly sized vessels operated by companies affiliated with us, in which our vessels are employed.
SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of our vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards.
We have also entered into an Amended Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.
We generate revenue by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•
Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and

COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•
Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•
For all of our vessels in any type of contractual relationship, we are responsible for crewing and other vessel operating costs for our owned or finance leased vessels and the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Commercial Pool	Voyage Charter	Time Charter
Typical contract length	Varies	Single voyage	Up to one year or more
Hire rate basis	Varies	Varies	Daily
Voyage expenses	Pool pays	We pay	Customer pays
Vessel operating costs for owned or finance leased vessels	We pay	We pay	We pay
Charterhire expense for vessels chartered-in	We pay	We pay	We pay
Off-hire	Pool does not pay	Customer does not pay	Customer does not pay
See “Important Financial and Operational Terms and Concepts” below.
As of the date of this report, all of our owned, finance leased and time chartered-in vessels were operating in the Scorpio Group Pools.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Hire Rate. The basic payment from the customer for the use of the vessel.
Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues, and voyage charters. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools, and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, as well as brokerage commissions and miscellaneous voyage expenses that we are unable to collect under time charter and pool arrangements. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
Vessel operating costs. For our owned and finance leased vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.
Technical management fees are paid to SSM. Pursuant to our Revised Master Agreement, SSM provides us with technical management services, and we provide them with the ability to subcontract technical management of our vessels.
Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.

Drydocking. We periodically drydock each of our owned and finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the vessels. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
Time charter equivalent (TCE) revenue or rates. We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers, port charges and commissions to SCM. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by dividing TCE revenue by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Operations. Please also see “-Non-GAAP Financial Measures.”
Revenue days. Revenue days are the total number of calendar days our vessels were in service during a period, less the total number of off-hire days during the period associated with repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Off-hire. Time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
Operating days. Operating days are the total number of available days in a period with respect to the owned and finance leased vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned and finance leased vessels, not our chartered-in vessels.
Non-GAAP Financial Measures
To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted net loss and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance. These non-GAAP financial measures should be viewed in addition to the results reported under GAAP, and should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Reconciliations of EBITDA, adjusted net loss and related per share amounts, and adjusted EBITDA and TCE revenue as determined in accordance with U.S. GAAP for the six months ended June 30, 2018 and 2017 are provided below (dollars in thousands, except per share data).
EBITDA (unaudited)

	For the Six Months Ended June 30,
In thousands	2018	2017
Net loss	$(4,971)	$(47,982)
Add Back:
Net interest expense	18,483	13,652
Depreciation and amortization (1)	34,924	34,309
EBITDA	$48,436	$(21)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted Net Loss (unaudited)

	For the Six Months Ended June 30,
	2017
In thousands, except per share data	Amount (unaudited)	Per share (unaudited)
Net loss	$(47,982)	$(0.67)
Adjustments:
Loss / write down on assets held for sale	17,702	0.25
Write down of deferred financing cost	470	0.01
Total adjustments	18,172	0.26
Adjusted net loss	$(29,810)	$(0.41)

Adjusted EBITDA (unaudited)

For the Six Months Ended June 30,
In thousands	2017
Net loss	$(47,982)
Impact of Adjustments	18,172
Adjusted net loss	(29,810)
Add Back:
Net interest expense	13,652
Depreciation and amortization (1)	33,839
Adjusted EBITDA	$17,681
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
TCE Revenue (unaudited)
Time Charter Equivalent (TCE) revenue is defined as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which we believe is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2017
Time charter equivalent revenue ($000’s):
Vessel revenue	$114,866	$72,470
Voyage expenses	(288)	(279)
Time charter equivalent revenue	$114,578	$72,191
Time charter equivalent revenue attributable to:
Kamsarmax	$41,706	$31,212
Ultramax	72,872	40,979
	$114,578	$72,191
Revenue days:
Kamsarmax	3,426	3,385
Ultramax	6,832	4,939
Combined	10,258	8,324
TCE per revenue day:
Kamsarmax	$12,173	$9,221
Ultramax	$10,666	$8,297
Combined	$11,170	$8,673
Executive Summary
For the first half of 2018, our net loss was $5.0 million or $0.07 loss per diluted share. For the same period in 2017, our net loss was $48.0 million, or $0.67 loss per diluted share. EBITDA for the first half of 2018 and 2017 were $48.4 million and a loss of less than $0.1 million, respectively (see “-Non-GAAP Financial Measures”). Excluding the loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million, our adjusted net loss for the first half of 2017 was $29.8 million, or $0.41 adjusted loss per diluted share (see “-Non-GAAP Financial Measures”). There were no such non-GAAP adjustments to our first half of 2018 net income. Adjusted EBITDA for the first half of 2017 was $17.7 million (see “-Non-GAAP Financial Measures”).

Total vessel revenues for the first half of 2018 were $114.9 million, an increase of $42.4 million from $72.5 million in the first half of 2017. Our TCE revenue (see “-Non-GAAP Financial Measures”) for the first half of 2018 was $114.6 million, an increase of $42.4 million compared to the first half of 2017.
Total operating expenses for the first half of 2018 were $98.3 million compared to $103.4 million for the first half of 2017. The year over year decrease relates in part to the loss/write-off of vessels and assets held for sale of $17.7 million recorded in the first half of 2017, partially offset by increases in compensation as well as vessel operating costs and depreciation resulting from the increase in the size of our fleet.
Recent Developments

Dividend

In the second quarter of 2018, our Board of Directors declared and we paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million.
On July 23, 2018, our Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about August 31, 2018, to all shareholders of record as of August 15, 2018.
Newbuilding Vessel Delivery
On June 28, 2018, we took delivery of the SBI Lynx, a Kamsarmax vessel, from Jiangsu Yangzijiang Shipbuilding Co. Ltd.
IMO 2020

The Company has announced that management expects to retrofit the substantial majority of its vessels with exhaust gas cleaning systems, or scrubbers, to comply with the IMO 2020 rules regarding sulfur emissions by the end of the first half of 2020.   The Company expects the aggregate capital investment of such retrofits to be material, but has not determined the exact costs or how such costs will be financed.

Debt
Please see “Liquidity and Capital Resources-Recent Financing Activities,” below.
Financial Results for the Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017
For the first half of 2018, our GAAP net loss was $5.0 million or $0.07 loss per diluted share. For the same period in 2017, our GAAP net loss was $48.0 million, or $0.67 loss per diluted share. EBITDA for the first half of 2018 and 2017 were $48.4 million and a loss of less than $0.1 million, respectively (see “-Non-GAAP Financial Measures”). Excluding the loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million, our adjusted net loss for the first half of 2017 was $29.8 million, or $0.41 adjusted loss per diluted share (see “-Non-GAAP Financial Measures”). There were no such non-GAAP adjustments to our first half of 2018 net income. Adjusted EBITDA for the first half of 2017 was $17.7 million (see “-Non-GAAP Financial Measures”).
Total vessel revenues for the first half of 2018 were $114.9 million, an increase of $42.4 million from $72.5 million in the first half of 2017. Our TCE revenue (see “-Non-GAAP Financial Measures”) for the first half of 2018 was $114.6 million, an increase of $42.4 million from the first half of 2017.
Total operating expenses for the first half of 2018 were $98.3 million compared to $103.4 million for the first half of 2017. The year over year decrease relates in part to the loss/write-off of vessels and assets held for sale of $17.7 million recorded in the first half of 2017, partially offset by increases in compensation as well as vessel operating costs and depreciation resulting from the increase in the size of our fleet.

Ultramax Operations

	Six Months Ended June 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$73,056	$41,045	$32,011	78
Voyage expenses	184	66	118	179
TCE Revenue	$72,872	$40,979	$31,893	78
Operating expenses:
Vessel operating costs	35,252	24,590	10,662	43
Charterhire expense	1,837	10	1,827	NA
Vessel depreciation	18,487	14,460	4,027	28
General and administrative expense	2,147	1,665	482	29
Total operating expenses	$57,723	$40,725	$16,998	42
Operating income	$15,149	$254	$14,895	NA
Vessel revenue for our Ultramax Operations increased to $73.1 million for the first half of 2018 from $41.0 million in the prior year period.
TCE revenue (see “-Non-GAAP Financial Measures”) for our Ultramax Operations was $72.9 million for the first half of 2018 and was associated with a day-weighted average of 37 vessels owned or finance leased and one time chartered-in vessel, compared to $41.0 million for the prior year period, which was associated with a day-weighted average of 28 vessels owned or finance leased. TCE revenue per day was $10,666 and $8,297 for the six months ended June 30, 2018 and 2017, respectively.

	Six Months Ended June 30,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue (in thousands)	$72,872	$40,979	$31,893	78
TCE Revenue / Day	$10,666	$8,297	$2,369	29
Revenue Days	6,832	4,939	1,893	38
Our Ultramax Operations vessel operating costs were $35.3 million for the first half of 2018, including approximately $2.0 million of takeover costs and contingency expenses, and related to 37 vessels owned or finance leased on average during the period. Vessel operating costs for the prior year period were $24.6 million and related to 28 vessels owned or finance leased on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the first half of 2018 and 2017 were $4,956 and $4,848, respectively. The increase is due to the timing of store purchases as we make bulk purchases in an effort to reduce the overall cost, as well as freight and forwarding expense.
Charterhire expense for our Ultramax Operations was approximately $1.8 million for the first half of 2018, and relates to the vessel we have time chartered-in at $10,125 per day. We did not charter-in any Ultramax vessels during the first half of 2017.
Ultramax Operations depreciation increased to $18.5 million in the first half of 2018 from $14.5 million in the prior year period reflecting the increase in our weighted average vessels owned and finance leased to 37 from 28.
General and administrative expense for our Ultramax Operations was $2.1 million for the first half of 2018 and $1.7 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year period reflects the growth of our fleet.

Kamsarmax Operations

	Six Months Ended June 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$41,810	$31,425	$10,385	33
Voyage expenses	104	213	(109)	(51)
TCE Revenue	$41,706	$31,212	$10,494	34
Operating expenses:
Vessel operating costs	16,625	18,394	(1,769)	(10)
Charterhire expense	210	3,636	(3,426)	(94)
Vessel depreciation	9,408	9,139	269	3
General and administrative expense	973	1,078	(105)	(10)
Loss / write down on assets held for sale	—	17,702	(17,702)	(100)
Total operating expenses	$27,216	$49,949	$(22,733)	(46)
Operating income (loss)	$14,490	$(18,737)	$33,227	177
Vessel revenue for our Kamsarmax Operations increased to $41.8 million in the first half of 2018 from $31.4 million in the prior year period.
TCE revenue (see “-Non-GAAP Financial Measures”) for our Kamsarmax Operations was $41.7 million for the first half of 2018 and was associated with a day-weighted average of 18 vessels owned or finance leased, compared to $31.2 million for the prior year period, which was associated with a day-weighted average of 19 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $12,173 and $9,221 for the first half of 2018 and 2017, respectively.

	Six Months Ended June 30,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue (in thousands)	$41,706	$31,212	$10,494	34
TCE Revenue / Day	$12,173	$9,221	$2,952	32
Revenue Days	3,426	3,385	41	1
Kamsarmax Operations vessel operating costs were $16.6 million for the first half of 2018, including approximately $0.4 million of takeover costs and contingency expenses, and related to 18 vessels owned or finance leased on average during the period. Vessel operating costs for the prior year period were $18.4 million, and related to 19 vessels owned or finance leased on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the first half of 2018 and 2017 were $4,985 and $5,092, respectively.
While we do not time charter-in any Kamsarmax vessels, we have a profit and loss sharing agreement with a third party and during the first half of 2018, our share of the loss on that vessel was $0.2 million. During the prior year period, a Kamsarmax vessel was time chartered-in at a cost of $3.6 million.
Kamsarmax Operations depreciation remained relatively flat at $9.4 million in the first half of 2018 compared to $9.1 million in the prior year period. Our weighted average vessels owned or finance leased was 18 and 19, in the first half of 2018 and 2017, respectively.
General and administrative expense for our Kamsarmax Operations was $1.0 million and $1.1 million for the first halves of 2018 and 2017, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first half of 2017, we recorded a write-down on assets held for sale of $17.7 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.

Corporate
Certain general and administrative expenses we incur and all of our financial expenses are not attributable to a specific segment. Accordingly, these costs are not allocated to any of our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $13.1 million and $12.5 million in the first half of 2018 and 2017, respectively. The year over year increase is due to increases in compensation expense.
Financial expenses, net increased to $21.5 million in the first half of 2018 from $17.1 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt related to the increase in overall fleet size.
Critical Accounting Estimates
There has been no significant change to our critical accounting estimates, which are more fully described in “Item 5, Operating and Financial Review and Prospects,” in our Annual Report.

Liquidity and Capital Resources
Our primary sources of funds are cash flow from our vessels, which operate in Scorpio Group Pools, credit facility borrowings and equity offerings. Our liquidity and capital needs arise primarily from working capital requirements to operate our fleet, payments to meet or refinance our debt obligations and expenditures for vessel acquisition/construction, as well as to maintain the high quality of our fleet. We also make occasional repurchases of shares of the Company’s common stock at the sole discretion of management based on market conditions and other factors.

At June 30, 2018, cash and cash equivalents totaled $54.8 million. While we believe that our current cash and cash equivalents balance as well as our operating cash flows will be sufficient to fund the operation of our fleet as well as other financial requirements such as debt repayment and capital expenditures for at least twelve months from the issuance date of these financial statements, we have taken (or will take) actions to refinance our debt and improve our cash position to more favorably position us for future financing and investing activities.

Recent Financing Activities
$30.0 Million Credit Facility

On September 13, 2018, we entered into a senior secured credit facility for up to $30.0 million with ING Bank N.V. to refinance two of our Kamsarmax bulk carriers (SBI Zumba and SBI Parapara). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.20% per annum. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax vessels and guaranteed by each of the vessel owning subsidiaries.

As of September 28, 2018, we drew down the entire $30.0 million available on this facility, all of which remains outstanding.

$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, we entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus a margin of 1.97% per annum.

The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which is being treated as a financial lease for accounting purposes beginning in the third quarter of 2018, increased our liquidity by approximately $7.9 million after the repayment of the vessel’s then existing loan.
As of September 28, 2018, the outstanding balance on this facility was approximately $18.7 million.
$19.0 Million Lease Financing - SBI Tango

On July 18, 2018, we entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus a margin of 1.65% per annum.

The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which is being treated as a financial lease for accounting purposes beginning in the third quarter of 2018, increased our liquidity by approximately $10.3 million after the repayment of the vessel’s then existing loan.
As of September 28, 2018, the outstanding balance on this facility was approximately $18.7 million.
$60.0 Million Credit Facility

On September 11, 2018, we entered into a senior secured credit facility for up to $60.0 million. The loan facility will be used to finance up to 60% of the fair market value of two Ultramax dry bulk vessels (SBI Perseus and SBI Phoebe) and two Kamsarmax dry bulk vessels (SBI Electra and SBI Flamenco). The facility has a final maturity date of five years from the drawdown date and bears interest at LIBOR plus a margin of 2.25% per annum. This facility is secured by, among other things, a first preferred mortgage on the four vessels and is guaranteed by each of the vessel owning subsidiaries.

As of September 28, 2018, we drew down the entire $60.0 million available on this facility, all of which remains outstanding.

$184.0 Million Credit Facility

On September 21, 2018, we entered into a senior secured credit facility for up to $184.0 million with Nordea Bank AB (publ), acting through its New York branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax dry bulk vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax dry bulk vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The facility, which is comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the twelve vessels and guaranteed by each of the vessel owning subsidiaries.

As of September 28, 2018, we drew down the entire $184.0 million available on this facility, all of which remains outstanding.

$20.5 Million Lease Financing - SBI Hermes
On September 27, 2018, we entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, we will make payments of $5,850 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus a margin of 1.39% per annum.

The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which is expected to close in the fourth quarter of 2018, will be treated as a financial lease for accounting purposes and increases our liquidity by approximately $11.3 million after repayment of the vessel’s existing loan.

Cash Flow
Operating Activities
The table below summarizes the effect of the major components of our operating cash flow.

	For the Six Months Ended June 30,
	2018	2017
Net loss	(4,971)	(47,982)
Non-cash items included in net loss	34,924	50,780
Related party balances	1,961	(5,746)
Effect of changes in other working capital and operating assets and liabilities	299	3,734
Net cash provided by operating activities	32,213	786
The cash flow provided by operating activities for the six months ended June 30, 2018 reflects the increase in TC rates earned during the period. Our non-cash items include vessel depreciation, amortization of restricted stock and deferred financing costs.
Investing Activities
Net cash used in investing activities of $20.7 million reflects the installments paid to the shipyard, new equipment purchases and building supervision costs for the newly constructed SBI Lynx.
Financing Activities
Net cash used in financing activities of $25.3 million reflects the net $13.1 million in debt repayments made on our debt borrowings, $8.6 million of share repurchases (1.2 million shares at an average price of $7.39) and the payment of quarterly cash dividends totaling $0.04 per share or $3.1 million in the period ending June 30, 2018.
On June 21, 2018, we entered into a $12.8 million senior secured credit facility with BNP Paribas to finance a portion of the purchase price of one Kamsarmax bulk carrier, SBI Lynx, delivered from Jiangsu New Yangzijiang Shipbuilding Co Ltd in China in June 2018. The loan facility has a final maturity date of June 15, 2023 and bears interest at LIBOR plus a margin of 2.40% per annum. During the second quarter of 2018, we drew down the entire $12.8 million, all of which remains outstanding.

Share Repurchase Program
During 2018 year to date, we repurchased approximately 2.6 million shares of our common stock under our Board of Directors authorized stock repurchase program at a cost of approximately $18.7 million, at an average cost of $7.08 per share, which was funded from available cash resources. As of the date of this filing, approximately $20.3 million of the $50.0 million authorized remains available for the repurchase of the Company’s common stock in open market or privately negotiated transactions. The specific timing and amounts of any repurchases will be in the sole discretion of management and may vary based on market conditions and other factors and we are not obligated under the terms of the program to repurchase any of our common stock. The authorization has no expiration date.
Dividend
Dividends declared and paid to date in 2018 totaled $0.06 per share or $4.6 million.
Secured Credit Facilities, Finance Lease and Unsecured Notes
$330.0 Million Credit Facility

On July 29, 2014, we entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels then in our Newbuilding Program, which was subsequently reduced by $15.0 million due to our sale of one of the vessels that was to collateralize this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of seven years. This facility is secured by, among other things, a first preferred cross-collateralized mortgage on each of 21 of our vessels (consisting of 15 Ultramax drybulk carriers and six Kamsarmax drybulk carriers) and guaranteed by each of the vessel owning subsidiaries.

As of September 28, 2018, the outstanding balance on this facility was approximately $229.5 million.

$67.5 Million Credit Facility

On July 30, 2014, we entered into a $67.5 million credit facility with a leading European financial institution. The proceeds of this facility were used to fund a portion of the purchase price of four of the vessels then in our Newbuilding Program which secure this facility. This facility has a seven year term from the date of delivery of each such vessel securing the loan, with customary financial and restrictive covenants. This facility bears interest at LIBOR plus a margin of 2.95%. The $67.5 Million Credit Facility is secured by, among other things, a first priority mortgage on four vessels (two Ultramax and two Kamsarmax vessels), and a parent company guarantee.

During the third quarter of 2018, we fully repaid this loan and terminated the credit facility. The four vessels previously financed by this loan are now financed under the $60.0 Million Credit Facility.

$409.0 Million Credit Facility

On December 30, 2014, we entered into a $409.0 million senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to partially finance a portion of our acquisition of 20 of the vessels then in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels). This credit facility was subsequently: (i) reduced by $136.0 million due to the sale of five Capesize vessels and the addition of one Ultramax vessel to the security package under the facility, (ii) reduced by an additional $14.6 million due to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier that would serve as partial security under the facility, and (iii) reduced by an additional approximate $22.5 million due to the drop in vessel values. As amended, this credit facility was used to finance a portion of the purchase price of 15 vessels (seven Ultramax and eight Kamsarmax vessels). This facility bears interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the underlying vessels.

During the third quarter of 2018, we fully repaid this loan and terminated the credit facility. Two of the Kamsarmax vessels previously financed by this loan are now financed under the $30.0 Million Credit Facility, twelve vessels previously financed by this loan are now financed under the $184.0 Million Credit Facility and the SBI Echo is now financed under the $19.0 Million Lease Financing - SBI Echo.

$42.0 Million Credit Facility

On January 30, 2015, we entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax vessels then in our Newbuilding Program which were delivered to us, and subsequently upsized by $10.8 million to finance a portion of the purchase price of one Ultramax vessel. Each tranche for the Kamsarmax vessels has a final maturity of six years from the drawdown date of the respective vessel, while the tranche for the Ultramax vessel matures on September 21, 2021. This facility bears interest at LIBOR plus a margin of 2.97%. This facility is secured by, among other things, a first preferred mortgage on the three vessels and guaranteed by each of the vessel owning subsidiaries.

We repaid approximately $8.2 million of the $42.0 Million Credit Facility upon the completion of the $19.0 Million Lease Financing - SBI Tango transaction during the third quarter of 2018 and as of September 28, 2018, the outstanding balance on this facility was approximately $14.1 million.

$12.5 Million Credit Facility

On December 22, 2015, we entered into a senior secured credit facility for up to $12.5 million, which was used to finance a portion of the purchase price of one Ultramax vessel then in our Newbuilding Program which was delivered to us. The facility has a maturity date of December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax vessel and guaranteed by the vessel owning subsidiary. As of September 28, 2018, the outstanding balance on this facility was approximately $9.6 million.

$27.3 Million Credit Facility

On December 22, 2015, we entered into a senior secured credit facility for up to $27.3 million, which was used to finance a portion of the purchase price of two Ultramax vessels then in our Newbuilding Program. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax vessels and guaranteed by each of the vessel owning subsidiaries.

As of September 28, 2018, the outstanding balance on this facility was approximately $17.8 million.
$85.5 Million Credit Facility
On December 5, 2017, we entered into a senior secured credit facility for up to $85.5 million which was used to finance a portion of the purchase price of six Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85%. This facility is secured by, among other things, a first preferred mortgage on the six Ultramax vessels and guaranteed by each vessel owning subsidiary.
As of September 28, 2018, the outstanding balance on this facility was approximately $80.6 million.
$38.7 Million Credit Facility
On December 13, 2017, we entered into a senior secured credit facility for up to $38.7 million which was used to finance a portion of the purchase price of three Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of December 13, 2022 and bears interest at LIBOR plus a margin of 2.85%. This facility is secured by, among other things, a first preferred mortgage on the three Ultramax vessels and guaranteed by each vessel owning subsidiary.
As of September 28, 2018, the outstanding balance on this facility was approximately $36.0 million.
$19.6 Million Lease Financing - SBI Rumba
In October 2017, we entered into a financing transaction regarding one of our Kamsarmax vessels with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million. As part of the transaction, we have agreed to make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which we have the option to extend for a further six months. The agreement also provides us with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreement. As of September 28, 2018, the outstanding balance on this facility was approximately $18.4 million.
$12.8 Million Credit Facility
On June 21, 2018, we entered into a $12.8 million senior secured credit facility with BNP Paribas to finance a portion of the purchase price of one Kamsarmax bulk carrier, SBI Lynx, delivered from Jiangsu New Yangzijiang Shipbuilding Co., Ltd. in China in June 2018. The loan facility has a final maturity date of June 15, 2023 and bears interest at LIBOR plus a margin of 2.40% per annum. During the second quarter of 2018, we drew down the entire $12.8 million available on this facility, all of which remains outstanding as of September 28, 2018.

Security

Our secured credit facilities are secured by, among other things: a first priority mortgage over the relevant vessels; a first priority assignment of earnings and insurances from the mortgaged vessels for the specific facility; a pledge of the earnings account of the mortgaged vessels for the specific facility; and a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

Loan Covenants

Certain of our credit facilities discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

•	The ratio of net debt to total capitalization of no greater than 0.60 to 1.00.

•
Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items) including impairments, no less than $500.0 million plus: (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013, and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•
The ratio of EBITDA to net interest expense calculated on a year-to-date basis of greater than 1.00 to 1.00 for the quarters ending March 31, 2019 and June 30, 2019, 2.50 to 1.00 for the quarter ending September 30, 2019, calculated on a year-to-date basis and 2.50 to 1.00 for each quarter thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned or finance leased vessel.

•
Minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be between 140% and 150% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

Our credit facilities discussed above have, among other things, the following restrictive covenants which may restrict our ability to, among other things:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; or

•	effect a change of control of the Company.

A violation of any of the financial covenants contained in our credit facilities described above may constitute an event of default under all of our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness, and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
Furthermore, our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of June 30, 2018, we were in compliance with all of the financial covenants contained in our credit facilities that we had entered into as of that date.

Please see Note 10, Debt, to our consolidated financial statements for additional information about these credit facilities.

Senior Notes due 2019

On September 22, 2014, we issued $65.0 million aggregate principal amount of our 7.50% senior unsecured notes due 2019, or our Senior Notes, in a registered public offering. The Senior Notes will mature on September 15, 2019, and may be redeemed in whole or in part at any time, or from time to time, after September 15, 2016. Interest on the Senior Notes is payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We used the net proceeds we received to fund installment payments due under our Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Senior Notes, pursuant to the underwriters’ option to purchase additional Senior Notes. Our Senior Notes commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”
The indenture governing our Senior Notes contains certain covenants, including:
(a) Limitation on Borrowings. We are prohibited from letting net borrowings equal or exceed 70% of our total assets, which are calculated as all of our assets of the types presented on our consolidated balance sheet.
(b) Limitation on Minimum Tangible Net Worth. The Company shall ensure that net worth always exceeds $500 million.
(c) Reports. Following any cross default, the Company shall promptly notify the holders of our Senior Notes of the occurrence of such cross default.
(d) Limitation on Asset Sales. We shall not, and shall not permit any subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of our or any such subsidiary’s assets (including capital stock and warrants, options or other rights to acquire capital stock) other than pursuant to a Permitted Asset Sale or a Limited Permitted Asset Sale (as such terms are defined in the indenture governing our Senior Notes and described below), unless: (A) the Company receives, or the relevant subsidiary receives, consideration at the time of such asset sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the assets subject to such asset sale, and (B) within 365 days after the receipt of any net proceeds from an asset sale, the Company or the relevant subsidiary, as the case may be, shall apply all such net proceeds to certain permitted purposes, including the repayment of secured indebtedness, capital expenditures, repayment of unsecured indebtedness, acquire all or substantially all of the assets or, or the capital stock of, a person primarily engaged in a permitted business; provided, that in the case of the acquisition of capital stock of any person, such person is or becomes a subsidiary of the Company.
For purposes of this covenant: a Permitted Asset Sale includes certain specified asset sales, certain vessel losses not to exceed 10% of the consolidated aggregate market value of the Company’s assets and any transaction or series of transactions involving assets disposed of for fair market value and having an aggregate market value in any one fiscal year of up to 25% of the consolidated aggregate market value of the Company’s assets; and a Limited Permitted Asset Sale includes any transaction or series of transactions during a single fiscal year, the net proceeds of which are not otherwise applied pursuant to the requirements set forth in this clause (d), that results in net proceeds in excess of 25% of the consolidated aggregate market value of the Company’s assets.
As of June 30, 2018, we were in compliance with the financial covenants of our Senior Notes.
If a Limited Permitted Asset Sale occurs, the Company must make an offer to purchase our Senior Notes having a principal amount equal to the excess proceeds of such Limited Permitted Asset Sale at a purchase price of 101% of the principal amount of our Senior Notes to be purchased, plus accrued and unpaid interest.
In addition, if a Change of Control (as defined in the indenture for the Senior Notes) occurs, holders of our Senior Notes have the right, at their option, to require us to purchase any or all of such holders’ Senior Notes at a purchase price of 101% of the principal amount of our Senior Notes to be purchased, plus accrued and unpaid interest.
In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under our Senior Notes has occurred and is continuing, or we are not in compliance with the covenant described under Limitation on Borrowings or Limitation on Minimum Tangible Net Worth described above, then none of the Company or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.

In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of the outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our Senior Notes. This authorization has no expiration date. As of June 30, 2018, no Senior Notes have been repurchased.
Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2017 other than those reflected in our unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2018 included elsewhere herein.  For a description of our critical accounting policies and all of our significant accounting policies, see Note 1 to our audited financial statements and "Item 5 - Operating and Financial Review and Prospects," included in our Annual Report.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
As of June 30, 2018, our contractual obligations and commitments consisted principally of future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. There have been no significant changes to such arrangements and obligations since December 31, 2017.
New accounting pronouncements to be adopted in future periods
In February 2016, the FASB issued ASU 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting for lease arrangements by the lessor will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. While we are still reviewing our contracts to assess the overall impact of the guidance, we have determined that the existing pool arrangements meet the definition of leases under ASU 2016-02, with the Company as lessor, on the basis that the pool manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements.  Furthermore, the pool can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which amends FASB Accounting Standards Codification (ASC) Topic 842, Leases, to (i) provide a practical expedient for lessors regarding the separation of the lease and non-lease components of a contract and (ii) add an optional transition method that would permit entities to apply the new requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the year of the adoption. As a result, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new lease standard will continue to be in accordance with current GAAP. We will adopt this new standard on January 1, 2019, applying the optional transition option, with no restatement of comparative figures for prior periods. We do not expect this standard to impact the accounting for our vessels operating within the pools or under time chartered-out arrangements.

Based on our operating fleet, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, for chartered-in vessel commitments only, which are currently reported as operating leases and recognized solely in the income statement on a straight-line basis. We do not expect this standard to impact the accounting for our existing time chartered-out vessels. The eventual expected impact of this standard as it pertains to time or bareboat chartered-in vessels is not expected to be material as our current operating fleet includes only one chartered-in vessel.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES

The following table sets forth our stock repurchase activity in 2018, up to September 27, 2018, including the number of shares purchased, the average price paid per share, the number of shares repurchased as part of a publicly announced plan or program and the amount yet to be used on share repurchases under the plan or program.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (a)	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program (a)
January 2018	—	$—	—	$39.0
February 2018	—	$—	—	$39.0
March 2018	1,169,965	$7.39	1,169,965	$30.4
April 2018	—	$—	—	$30.4
May 2018	—	$—	—	$30.4
June 2018	—	$—	—	$30.4
July 2018	—	$—	—	$30.4
August 2018	510,134	$6.78	510,134	$26.9
September 2018	961,380	$6.87	961,380	$20.3
	2,641,479	$7.21	2,641,479
(a) In September 2017, our Board of Directors authorized the repurchase of up to $50.0 million of our common stock in open market or privately negotiated transactions. The specific timing and amounts of the repurchases are in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our common stock. The authorization has no expiration date.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	June 30,	December 31,
	2018	2017
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$54,776	$68,535
Inventories	3,471	3,674
Due from related parties	5,514	6,555
Prepaid expenses and other current assets	4,885	3,791
Total current assets	68,646	82,555
Non-current assets
Vessels, net	1,507,485	1,534,782
Vessels under construction	26,770	6,710
Deferred financing cost, net	2,554	3,068
Other assets	474	474
Due from related parties	14,921	15,821
Total non-current assets	1,552,204	1,560,855
Total assets	$1,620,850	$1,643,410

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$63,015	$46,993
Capital lease obligation	1,169	1,144
Accounts payable and accrued expenses	11,278	10,087
Due to related parties	386	366
Total current liabilities	75,848	58,590
Non-current liabilities
Bank loans, net	550,092	576,967
Capital lease obligation	17,158	17,747
Senior Notes	72,987	72,726
Total non-current liabilities	640,237	667,440
Total liabilities	716,085	726,030
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 212,500,000 shares; issued and outstanding 75,960,341 and 74,902,364 shares as of June 30, 2018 and December 31, 2017, respectively	785	762
Paid-in capital	1,746,822	1,745,844
Common stock held in treasury, at cost; 2,635,413 and 1,465,448 shares at June 30, 2018 and December 31, 2017, respectively	(19,649)	(11,004)
Accumulated deficit	(823,193)	(818,222)
Total shareholders’ equity	904,765	917,380
Total liabilities and shareholders’ equity	$1,620,850	$1,643,410

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statement of Operations (unaudited)
(Amounts in thousands, except per share amounts)

	For the Six Months Ended June 30,
	2018	2017
Revenue:
Vessel revenue-related party pools	114,866	72,470
Total vessel revenue	114,866	72,470
Operating expenses:
Voyage expenses	288	132
Voyage expenses-related party	—	147
Vessel operating costs	43,947	36,533
Vessel operating costs-related party	7,930	6,334
Charterhire expense	2,047	3,646
Vessel depreciation	27,895	23,599
General and administrative expenses	12,208	11,893
General and administrative expenses-related party	4,032	3,391
Loss / write down on assets held for sale	—	17,355
Loss / write down on assets held for sale-related party	—	347
Total operating expenses	98,347	103,377
Operating income (loss)	16,519	(30,907)
Other income (expense):
Interest income	429	615
Foreign exchange loss	(42)	(186)
Financial expense, net	(21,877)	(17,504)
Total other loss	(21,490)	(17,075)
Net loss	$(4,971)	$(47,982)
Weighted-average shares outstanding:
Basic	72,598	71,770
Diluted	72,598	71,770
Loss per common share:
Basic	$(0.07)	$(0.67)
Diluted	$(0.07)	$(0.67)

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2018	74,902,364	$762	$1,745,844	$(11,004)	$(818,222)	$917,380
Net loss					(4,971)	(4,971)
Common stock issued	1,592,594	16	(16)			—
Issuance of restricted stock, net of forfeitures	635,348	7	(7)			—
Cash dividends declared on stock ($0.02 per common share)			(3,062)			(3,062)
Treasury Stock	(1,169,965)			(8,645)		(8,645)
Restricted stock amortization			4,063			4,063
Balance as of June 30, 2018	75,960,341	785	1,746,822	(19,649)	(823,193)	904,765

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	For the Six Months Ended June 30,
	2018	2017
Operating activities
Net loss	$(4,971)	$(47,982)
Adjustment to reconcile net loss to net cash used by operating activities:
Restricted stock amortization	4,064	7,473
Vessel depreciation	27,895	23,599
Amortization of deferred financing costs	2,965	2,767
Write off of deferred financing costs	—	470
Loss / write down on assets held for sale	—	16,471
Changes in operating assets and liabilities:
(Decrease) increase in prepaid expenses and other current assets	(892)	3,727
Increase in accounts payable accrued expenses	1,191	7
Increase (decrease) in related party balances	1,961	(5,746)
Net cash provided by operating activities	32,213	786
Investing activities
Proceeds from sale of assets held for sale	—	44,340
Payments for vessels and vessels under construction	(20,658)	(23,428)
Net cash (used in) provided by investing activities	(20,658)	20,912
Financing activities
Proceeds from issuance of debt	12,750	51,600
Repayments of long term debt	(25,883)	(25,710)
Share repurchases	(8,645)	—
Dividend Paid	(3,062)	—
Debt issue cost paid	(474)	—
Net cash (used in) provided by financing activities	(25,314)	25,890
(Decrease) increase in cash and cash equivalents	(13,759)	47,588
Cash at cash equivalents, beginning of period	68,535	101,734
Cash and cash equivalents, end of period	$54,776	$149,322
Supplemental cash flow information:
Interest paid	$19,106	$14,446
Non-cash investing and financing activities
Interest capitalized	—	361
See notes to the unaudited condensed consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

1.	Organization and Basis of Presentation
Company
Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us”, “our” or the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of June 30, 2018, the Company owned or finance leased 56 vessels consisting of 19 Kamsarmax vessels and 37 Ultramax vessels.
The Company is organized by vessel type into two operating segments (see Note 15, Segments, to the condensed consolidated financial statements):

•	Kamsarmax - includes vessels ranging from approximately 82,000 DWT to 84,000 DWT

•	Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT

The Company’s vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which, Emanuele Lauro, the Company’s Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services include securing employment for the Company’s vessels in pools, in the spot market and on time charters.

The Company’s vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

The Company has also entered into an administrative services agreement (“Administrative Services Agreement”), as amended from time to time, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is also reimbursed for the reasonable direct or indirect expenses that it incurs in providing us with the administrative services described above.
Basis of accounting
The condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments necessary for a fair statement of financial position as of June 30, 2018 and its result of operations for the six months ended June 30, 2018 and 2017, and cash flows for the six months ended June 30, 2018 and 2017. The condensed consolidated balance sheet as of December 31, 2017 was derived from audited financial statements but does not contain all the footnote disclosures from the annual financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission (“SEC”) rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Going concern
The Company’s revenue is primarily derived from pool revenue. The bulker shipping industry is volatile and has experienced a sustained cyclical downturn recently. While the outlook has brightened, if the recovery is not sustained, this could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older they generally decline in value. If the fair market value of vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Recent accounting pronouncements
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, “Leases”, which is intended to improve financial reporting of leasing transactions. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting for lease arrangements by the lessors will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. While the Company is still reviewing its contracts to assess the overall impact of the guidance, the Company has determined that the existing pool arrangements meet the definition of leases under ASU 2016-02. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers and thereby enjoys the economic benefits derived from such arrangements.  Furthermore, the pools can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which amends FASB Accounting Standards Codification (ASC) Topic 842, Leases, to (i) provide a practical expedient for lessors regarding the separation of the lease and non-lease components of a contract and (ii) add an optional transition method that would permit entities to apply the new requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the year of the adoption. As a result, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new lease standard will continue to be in accordance with current GAAP. The Company will adopt this new standard on January 1, 2019, applying the optional transition option, with no restatement of comparative figures for prior periods. The Company does not expect this standard to impact the accounting for its vessels operating within the pools or under time chartered-out arrangements.

Based on the Company’s operating fleet, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, for chartered-in vessel commitments only, which are currently reported as operating leases and recognized solely in the income statement on a straight-line basis.  The eventual expected impact of this standard as it pertains to time or bareboat chartered-in vessels is not expected to be material as the Company’s current operating fleet includes only one chartered-in vessel.

Recently adopted accounting standards

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

In May 2017, the FASB issued Accounting Standards Update (ASU) 2017-09, “Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting”, which clarifies when changes to the terms or conditions of a share-based payment must be accounted for as modifications. Under the new guidance, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions, and (iii) the award’s classification as an equity or liability instrument. The new guidance does not change the accounting for modifications. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 for all entities. ASU 2017-09 did not have a significant impact on the Company’s Condensed Consolidated Financial Statements or financial disclosures.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash”. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those years. ASU 2016-018 did not have a significant impact on the Company’s Condensed Consolidated Statement of Cash Flows.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”, which addresses classification issues related to the statement of cash flows. Classification issues relate to (i) debt repayment or debt extinguishment costs, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. The guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2017. ASU 2016-15 did not have a significant impact on the Company’s Condensed Consolidated Statement of Cash Flows.

In May 2014, the FASB issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The effective date is for annual periods beginning after December 15, 2017. This standard requires entities to (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company’s time charter arrangements contain service components, for example crew assistance, that are in the scope of the new standard. Revenue generated from pooling arrangements are within the scope of ASU 2016-02, which is discussed further above. Therefore, that part of the transaction price of charter arrangements should be allocated to the service component and recognized in revenue in accordance with the requirements of the new standard. The Company’s time-chartered arrangements may contain both a lease and a service component. Prior to the adoption of ASC 842 practical expedients mentioned above, the non-lease component was to be in the scope of the revenue standard. The Company is currently assessing the potential impact of the interaction within the practical expedient and the revenue standard. However, ASC 842 would allow the lessor to not separate the lease components and the non-lease component. The lessor practical expedient is limited to circumstances in which both (i) the timing and pattern of revenue recognition are the same for the non-lease component(s) and related lease component and (ii) the combined single lease component would be classified as an operating lease. The Company was not required to change its allocation between service and lease revenue upon adoption of ASC 606. The accounting standards update did not have a significant impact on the Company’s Condensed Consolidated Financial Statements.

2.	Cash and cash equivalents
Cash and cash equivalents includes $10.0 million and $20.2 million of short-term deposits with original maturities of less than three months, at June 30, 2018 and December 31, 2017, respectively.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

3.	Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	June 30,
Six Months Ended	2018	2017
Net loss for basic and diluted earnings per share	$(4,971)	$(47,982)

Common shares outstanding and common stock equivalents:
Weighted average shares basic	72,598	71,770
Effect of dilutive securities	—	—
Weighted average common shares - diluted	72,598	71,770

Loss per share:
Basic	$(0.07)	$(0.67)
Diluted	$(0.07)	$(0.67)
The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations due to the net losses realized for the six months ended June 30, 2018 and 2017 (in thousands).

	June 30,
	2018	2017
Six Months Ended	2,791	3,582

4.	Vessels, net
At June 30, 2018 the Company owned or finance leased 19 Kamsarmax vessels and 37 Ultramax vessels. A rollforward of activity within vessels is as follows (amounts in thousands):

Balance at December 31, 2017	$1,534,782
Other additions	598
Depreciation	(27,895)
Balance at June 30, 2018	$1,507,485
At June 30, 2018, depreciation included depreciation related to the Company’s finance lease for the SBI Rumba.
All of the Company’s vessels serve as collateral against existing loan facilities.

Owned or Finance Leased Vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Puma	2014	64,000	Ultramax
Total Ultramax		2,307,800
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

SBI Parapara		2017	82,000	Kamsarmax
SBI Swing		2017	82,000	Kamsarmax
SBI Mazurka		2017	82,000	Kamsarmax
SBI Jive		2017	82,000	Kamsarmax
SBI Lynx	*	2018	82,000	Kamsarmax
Total Kamsarmax			1,562,000
Total Owned or Financed Leased Vessels DWT			3,869,800
*For accounting purposes, a vessel is considered a vessel under construction until it reaches its first port of load.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

5.	Vessels under construction
Vessels under construction was $26.8 million and $6.7 million as of June 30, 2018 and December 31, 2017, respectively. These balances consist of novation consideration and installments paid to shipyards on the Company’s newbuilding contracts. A rollforward of activity within vessels under construction is as follows (in thousands):

Balance at December 31, 2017	$6,710
Installment payments and other	20,060
Balance at June 30, 2018	$26,770
All vessels under construction once delivered serve as collateral for related loan facilities.
During 2017, the Company agreed to acquire one Kamsarmax vessel from an unaffiliated third party for $25.5 million. The contract price was paid in full as of June 30, 2018 and the vessel was delivered from the Chinese shipyard in which it was constructed in the second quarter of 2018. However, for accounting purposes, a vessel is considered a vessel under construction until it reaches its first port of load.

6.	Assets Held for Sale
The Company did not have any vessels classified as held for sale at June 30, 2018.
During the first quarter of 2017, the Company entered into agreements with an unaffiliated third party to sell the SBI Charleston and SBI Cakewalk, two 2014 built Kamsarmax vessels, for approximately $22.5 million each. The sales were completed in the second quarter of 2017, after which there were no other assets held for sale.

7.	Commitment and Contingencies
As of June 30, 2018, the Company’s contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. There have been no significant changes to such arrangements and obligations since December 31, 2017.

8.	Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	June 30, 2018	December 31, 2017
Accounts payable	$5,581	$3,907
Accrued operating	2,681	2,580
Accrued administrative	3,016	3,600
Accounts payable and accrued expenses	$11,278	$10,087
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned, finance leased and chartered-in vessels, such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

9.	Common Shares
During the six months ended June 30, 2018, the Company issued a total of 646,182 restricted shares with an aggregate fair value of $4.8 million to the Company’s officers, employees, members of its board of directors and SSH employees pursuant to the Company’s 2013 Equity Incentive Plan. These awards will vest in three equal annual installments beginning on December 9, 2019.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

In connection with an agreement to purchase three Ultramax vessels, on November 5, 2017, the Company issued warrants to purchase approximately 1.6 million common shares at an exercise price of $8.10 per share to an unaffiliated third party as part of the total consideration paid. The warrants were exercised during the six months ended June 30, 2018.
Share Repurchase Program
During the six months ended June 30, 2018, the Company repurchased approximately 1.2 million shares of its common stock under the Board of Directors authorized stock repurchase program at a cost of approximately $8.6 million, or at an average cost of $7.39 per share, which was funded from available cash resources.  As of June 30, 2018, approximately $30.4 million of the $50.0 million authorized remains available for the repurchase of the Company’s common stock in open market or privately negotiated transactions. The specific timing and amounts of any repurchases will be in the sole discretion of management and may vary based on market conditions and other factors and the Company is not obligated under the terms of the program to repurchase any of its common stock. The authorization has no expiration date.
Dividend
During the six months ended June 30, 2018, the Company’s Board of Directors declared and the Company paid quarterly cash dividends totaling $0.04 per share or approximately $3.1 million.

10.	Debt
The Company’s long-term debt consists of Senior Notes and bank loans, summarized as follows (in thousands):

	June 30, 2018	December 31, 2017
Unsecured Senior Notes	$73,625	$73,625

Secured Credit Facilities:
$409 Million Credit Facility	$169,248	$174,443
$330 Million Credit Facility	235,617	247,876
$42 Million Credit Facility	22,354	22,354
$67.5 Million Credit Facility	38,456	40,461
$12.5 Million Credit Facility	9,792	10,183
$27.3 Million Credit Facility	17,825	18,213
$85.5 Million Credit Facility	82,236	85,500
$38.7 Million Credit Facility	36,900	38,700
$19.6 Million Lease Financing	18,687	19,268
$12.8 Million Credit Facility	12,750	—
Total bank loans outstanding	643,865	656,998
Less: Current portion	(65,162)	(49,266)
	$578,703	$607,732

(amounts in thousands)	June 30, 2018			December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
Total bank loans and senior notes, gross	$65,162	$652,328	$717,490	$49,266	$681,357	$730,623
Unamortized deferred financing costs	(978)	(12,091)	(13,069)	(1,129)	(13,917)	(15,046)
Total bank loans and senior notes, net	$64,184	$640,237	$704,421	$48,137	$667,440	$715,577

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Unsecured Senior Notes
On September 22, 2014, the Company issued $65.0 million in aggregate principal amount of 7.5% Senior Notes due September 2019 (the “Senior Notes”) and on October 16, 2014 the Company issued an additional $8.625 million aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.
The Senior Notes will mature on September 15, 2019 and bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014. The Senior Notes are redeemable at the Company’s option in whole or in part, at any time on or after September 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes are the Company’s senior unsecured obligations and rank equally with all of its existing and future senior unsecured and unsubordinated debt and are effectively subordinated to its existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of the Company’s subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SLTB”. The Senior Notes require the Company to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require it to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Tangible net worth shall always exceed $500.0 million.
The outstanding balance at June 30, 2018 was $73.6 million, which is classified as long-term, and the Company was in compliance with the financial covenants relating to the Senior Notes as of that date.
In December 2016, the Company’s Board of Directors authorized the repurchase of up to $20.0 million of its outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and may vary based on market conditions and other factors, but the Company is not obligated under the terms of the program to repurchase any of its Senior Notes. This authorization has no expiration date. As of June 30, 2018, the full $20.0 million remains available for repurchases under this authorization.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Secured Credit Facilities
The Company has nine credit agreements in place, which are collateralized by the Company’s vessels. The following is a summary of those credit agreements as of June 30, 2018:

($000’s)	$409 Million Credit Facility	$330 Million Credit Facility	$42 Million Credit Facility	$67.5 Million Credit Facility	$12.5 Million Credit Facility	$27.3 Million Credit Facility	$85.5 Million Credit Facility	$38.7 Million Credit Facility	$12.8 Million Credit Facility
Date of Agreement	December 30, 2014	July 29, 2014	January 30, 2015	July 30, 2014	December 22, 2015	December 22, 2015	December 5, 2017	December 13, 2017	June 21, 2018

Total Vessels to be Financed
Kamsarmax	8	6	1	2	—	—	—	—	1
Ultramax	7	15	1	2	1	2	6	3	—

Interest Rate-LIBOR+	3.000%	2.925%	2.970%	2.950%	3.000%	2.950%	2.850%	2.850%	2.400%

Commitment Fee	1.200%	1.170%	1.120%	1.250%	—%	1.180%	1.140%	0.998%	0.960%

Maturity Date	December 30, 2020	July 29, 2021	6 years from drawdown	7 years from each drawdown	December 22, 2020	5 years from each drawdown	February 15, 2023	December 13, 2022	June 15, 2023

Amount drawn down (in thousands)	220,769	294,225	48,870	53,816	11,750	23,250	85,500	38,700	12,750

Amount outstanding (in thousands)	169,248	235,617	22,354	38,456	9,792	17,825	82,236	36,900	12,750

Carrying Value of Vessels Collateralized (in thousands)	442,777	569,363	60,000	110,423	29,294	59,745	140,400	63,505	26,770

Amount Available (in thousands)	—	—	—	—	—	—	—	—	—

Remaining Vessels to be Financed	—	—	—	—	—	—	—	—	—

$12.8 Million Credit Facility
On June 21, 2018, the Company entered into a $12.8 million senior secured credit facility with BNP Paribas to finance a portion of the purchase price of one Kamsarmax bulk carrier, SBI Lynx, delivered from Jiangsu New Yangzijiang Shipbuilding Co., Ltd. in China in June 2018. The loan facility has a final maturity date of June 15, 2023 and bears interest at LIBOR plus a margin of 2.40% per annum.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Each of these nine credit agreements, as amended through June 30, 2018, has financial covenants with which the Company must comply (based on terms defined in the credit agreements). The most stringent by facility are as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•
The ratio of EBITDA to net interest expense calculated on a year to date basis of greater than 1.00 to 1.00 for the quarters ending March 31, 2019 and June 30, 2019, 2.50 to 1.00 for the quarter ending September 30, 2019, calculated on a year-to-date basis and 2.50 to 1.00 for each quarter thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned or finance leased vessel.

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 145%, except in the case of the Company’s $67.5 Million Credit Facility, for which it is 115% of the aggregate principal amount outstanding under such credit facility, or, if it does not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

The Company’s credit facilities discussed above have, among other things, the following restrictive covenants which may restrict its ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; or

•	effect a change of control of the Company.

In addition, the Company’s credit facilities contain customary events of default, including cross-default provisions. As of June 30, 2018, the Company was in compliance with the financial covenants of each of its credit facilities. The Company expects to remain in compliance with the financial covenants of each of its credit facilities for the next twelve months.

Interest rates on all of the Company’s secured credit facilities for the six months ended June 30, 2018 ranged from 4.3% to 5.3%. The Company records its interest expense as a component of Financial expense, net on its Condensed Consolidated Statement of Operations. For the six months ended June 30, 2018 and 2017, Financial expense, net consists of:

(amounts in thousands)	2018	2017
Interest expense	$18,654	$13,896
Amortization of deferred financing costs	2,965	2,767
Write off of deferred financing costs	—	470
Change in the fair value of interest rate caps	(40)	—
Other	298	371
	$21,877	$17,504

11.	Derivatives

The Company is exposed to, among other things, the impact of changes in interest rates in the normal course of business. The Company manages the exposure to and volatility arising from these risks, and utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks and does not enter into such transactions for speculative purposes.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

The Company uses variable rate debt as a source of funds for use in the Company's investment activities. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Interest rate cap agreements are used to manage interest rate risk associated with floating-rate borrowings under the Company’s credit facilities. The interest rate cap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed rate basis through December 31, 2020, thereby reducing the impact of interest rate changes on future interest expense.
The Company has not elected to designate any of its derivative instruments as hedging instruments under ASC 815, Derivatives and Hedging, and as such the gain or loss on the derivative is recognized in current earnings during the period of change and is included in Financial expense, net on the Condensed Consolidated Statement of Operations.
Information pertaining to outstanding interest rate caps is as follows:

Aggregate Notional Amount (in millions)	Start Date	End Date	Offsets Variable Rate Debt Attributable to Fluctuations Above:
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 21, 2017	December 31, 2020	Three Month LIBOR of 3.5%

The aggregate fair value of these interest rate caps was $0.2 million at both June 30, 2018 and December 31, 2017, and is included in Other assets on the Company’s Condensed Consolidated Balance Sheet. In the six months ended June 30, 2018, a reduction to interest expense of under $0.1 million was recorded, representing the change in the fair value of these caps to Financial expense, net on the Consolidated Statement of Operations. Refer to Note 12, Fair value of Financial Instruments, for related fair value disclosures.

12.	Fair value of financial instruments
The carrying amount and fair value of financial instruments at June 30, 2018 and December 31, 2017 were as follows (in thousands):

		June 30, 2018		December 31, 2017
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	1	$54,776	$54,776	$68,535	$68,535
Other assets - interest rate cap	3	232	232	192	192

Financial liabilities:
Secured bank loans	2	613,107	613,107	623,960	623,960
Unsecured Senior Notes	1	72,987	75,039	72,726	72,726
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

•	Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

•
Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

•	Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
The interest rate caps were measured at fair value using implied volatility rates of each caplet and the yield curve for the related periods.
The carrying value of the Company’s secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value, as the interest rates on these instruments change with, or approximate, market interest rates. These amounts are shown net of $12.1 million and $13.8 million of unamortized deferred financing fees on its condensed consolidated balance sheet as of June 30, 2018 and December 31, 2017, respectively.
The Senior Notes are publicly traded on the New York Stock Exchange and are considered a level 1 item. The carrying values shown in the table are the face value of the notes. These notes are shown net of $0.6 million and $0.9 million of unamortized deferred financing fees on its condensed consolidated balance sheet as of June 30, 2018 and December 31, 2017, respectively.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.

13.	Related Party Transactions
The Company’s Co-Founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which is the majority owner and controls the Scorpio group of companies (“Scorpio Group”), including SSM, which provides the Company with vessel technical management services, SCM, which provides the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited (“SUK”) which provides the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that provides supply and logistical services for the Company’s vessels operating in its regions. In 2009, the Lolli-Ghetti family founded Scorpio Tankers Inc. (“Scorpio Tankers”) (NYSE: “STNG”), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Emanuele Lauro is currently the Chairman and Chief Executive Officer. The Company’s Co-Founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at the Scorpio Group. The Company’s Vice President, Mr. Filippo Lauro is also the Vice President of Scorpio Tankers and has a senior management position at the Scorpio Group.

On September 29, 2016, we agreed to amend our master agreement (the “Master Agreement”), with SCM and SSM, and our administrative services agreement (the “Administrative Services Agreement”), with SSH, under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on December 9, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement (the “Amended and Restated Master Agreement”). The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment (the “Amended Administrative Services Agreement”), were effective as from September 29, 2016.

In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained (where required), which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement (the “Revised Master Agreement”) is effective as from January 1, 2018.

Amended Administrative Services Agreement

The Company entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which the Company reimburses SSH for the reasonable direct and indirect expenses incurred while providing such services. Such costs are classified as general and administrative in the Condensed Consolidated Statement of Operations.

SSH also arranges vessel sales and purchases for the Company, for which it previously paid SSH a fee, payable in its common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of its common shares based on the volume weighted average price of its common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. During the years ended December 31, 2017, and 2016, the Company issued 12,946 and 51,679 shares, respectively, of its common shares to SSH.

In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ notice or by the Company upon 24 months’ notice.
The services provided to the Company by SSH may be sub-contracted to other entities within the Scorpio Group.
The Company issued 5,000,000 and 5,250,000 shares to SSH for $15.0 million and $16.0 million, respectively, as part of two separate public offerings occurring in March and June 2016.
Revised Master Agreement

The Company’s vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of a sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. Additional vessels that the Company may acquire in the future are expected to be managed under the Revised Master Agreement or on substantially similar terms as the Revised Master Agreement.

SCM’s commercial management services include securing employment for the Company’s vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which the Company’s owned, finance leased and time chartered-in vessels are employed and from which a significant portion of its revenue is generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically has balances due from these pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Condensed Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. The Company is also allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the six months ended June 30, 2018, accounting for 36% and 64% of the Company’s total vessel revenue, respectively. During six months ended June 30, 2017 the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 43% and 57% of its total vessel revenue, respectively.
For the commercial management of any of the Company’s vessels that do not operate in one of these pools, it pays SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Condensed Consolidated Statement of Operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Prior to the amendment to the Amended and Restated Master Agreement on September 29, 2016, contracts for the construction of vessels that were sold or cancelled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SCM management was two years of daily fees of $300, or $0.2 million per vessel plus 1.00% of the estimated revenue SCM would have generated for the vessel over the next two years. This fee was classified as a loss/write off of vessels and assets held for sale in the Condensed Consolidated Statement of Operations. Following the amendment to the Amended and Restated Master Agreement on September 29, 2016, the fees due for a termination of the commercial management arrangements in the event of the sale of one or more vessels, provided it does not amount to a change of control of the Company, including a sale of substantially all vessels, was reduced to a three month notice period and payment equal to three months of management fees.

Effective January 1, 2018, pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $200,000 to $160,000, and certain services previously provided as part of the fixed fee are itemized. The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement do not materially differ from the annual management fee charged prior to the amendment.

SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. The Company pays SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of its owned or finance leased vessels, which is a component of vessel operating cost in the Condensed Consolidated Statement of Operations. In addition, representatives of SSM, including certain subcontractors, provide the Company with construction supervisory services while its vessels are being constructed in shipyards. For these services, SSM is compensated for its direct expenses, which can vary between $0.2 million and $0.5 million per vessel.

Prior to the amendment to the Amended and Restated Master Agreement on September 29, 2016, contracts for the construction of vessels that were sold or canceled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SSM management was two years of annual fees of $0.2 million per vessel, or $0.4 million per vessel. This fee was classified as a loss/write off of vessels and assets held for sale in the Condensed Consolidated Statement of Operations.

Following the amendment to the Amended and Restated Master Agreement on September 29, 2016, the fees due for a termination of the technical management arrangements in the event of the sale of one or more vessels, provided it does not amount to a change of control of the Company, including a sale of substantially all vessels, was reduced to a notice period of three months and a payment equal to three months of management fees.

SUK allocates salaries of certain SUK employees to the Company for services performed for the Company.

The fees and rates charged as vessel operating costs by the related party port agent are based on the prevailing market rates for such services in each respective region.

In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2013 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018 the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. For both the six months ended June 30, 2018 and 2017, the Company paid this broker $1.1 million as payments of premium. These payments, which are made in advance, are classified as prepaid expenses and other current assets on the Condensed Consolidated Balance Sheet until they are expensed at which point they are recorded as a vessel operating expenses in the Condensed Consolidated Statement of Operations.

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the Condensed Consolidated Statement of Operations and Condensed Consolidated Balance Sheet are summarized in the following tables (in thousands).

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	For the Six Months Ended June 30,
	2018	2017
Vessel revenue
Scorpio Kamsarmax Pool	$41,810	$31,425
Scorpio Ultramax Pool	73,056	41,045
Total vessel revenue	$114,866	$72,470
Voyage expense:
SCM	$—	$147
Vessel operating cost:
SSM	$6,452	$4,693
Port agent	11	8
Insurance brokerage	1,467	1,633
Total vessel operating cost	$7,930	$6,334
General and administrative expense:
SCM	$23	$20
SSH	3,327	2,548
SUK	682	823
Total general and administrative expense	$4,032	$3,391
Write down on assets held for sale
SCM	$—	$200
SSM	—	147
Total write down on assets held for sale	$—	$347

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	As of
	June 30, 2018	December 31, 2017
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$3,511	$3,977
Scorpio Ultramax Pool	1,750	2,578
SSM	253	—
Total due from related parties-current	$5,514	$6,555
Prepaid expenses and other current assets:
Insurance brokerage	$170	$857
Total prepaid expenses and other current assets	$170	$857
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,380	$5,080
Scorpio Ultramax Pool	10,541	10,741
Total due from related parties non-current	$14,921	$15,821
Liabilities
Due to related parties-current :
SCM	$12	$—
SSM	61	69
SSH	313	297
Total due from related parties-current	$386	$366

14.	Income Taxes
Scorpio Bulkers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands and the Cayman Islands, and in accordance with the income tax laws of the Marshall Islands and the Cayman Islands, are not subject to Marshall Islands or Cayman Islands income tax. The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, it will not have any tax charges, benefits, or balances.

15.	Segments
Effective January 1, 2016, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments include the following:
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt
•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. The Company has therefore chosen to present its segment information by vessel class using the aggregated information from the individual vessels.
The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

The following schedule presents segment information about the Company’s operations for the six months ended June 30, 2018 and 2017 (in thousands).

	Kamsarmax	Ultramax	Corporate	Total
Six Months Ended June 30, 2018
Vessel revenue	$41,810	$73,056	$—	$114,866
Voyage expenses	104	184	—	288
Vessel operating cost	16,625	35,252	—	51,877
Charterhire expense	210	1,837	—	2,047
Vessel depreciation	9,408	18,487	—	27,895
General and administrative expenses	973	2,147	13,120	16,240
Interest income	—	—	429	429
Foreign exchange gain	—	—	(42)	(42)
Financial expense, net	—	—	(21,877)	(21,877)
Segment income (loss)	$14,490	$15,149	$(34,610)	$(4,971)

	Kamsarmax	Ultramax	Corporate	Total
Six Months Ended June 30, 2017
Vessel revenue	$31,425	$41,045	$—	$72,470
Voyage expenses	213	66	—	279
Vessel operating cost	18,394	24,590	(117)	42,867
Charterhire expense	3,636	10	—	3,646
Vessel depreciation	9,139	14,460	—	23,599
General and administrative expenses	1,078	1,665	12,541	15,284
Loss / write down on assets held for sale	17,702	—	—	17,702
Interest income	—	—	615	615
Foreign exchange loss	—	—	(186)	(186)
Financial expense, net	—	—	(17,504)	(17,504)
Segment (loss) income	$(18,737)	$254	$(29,499)	$(47,982)
Identifiable assets, classified by the segment by which the Company operates, are as follows (in thousands):

Identifiable assets
	June 30, 2018	December 31, 2017
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax	561,223	549,444
Ultramax	1,013,499	1,028,798
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	40,712	59,278
Other	5,416	5,890
Total identifiable assets	$1,620,850	$1,643,410

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

16.	Subsequent Events
Dividend

On July 23, 2018, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about August 31, 2018, to all shareholders of record as of August 15, 2018.

Liquidity and Debt

$30.0 Million Credit Facility

On September 13, 2018, the Company entered into a senior secured credit facility for up to $30.0 million with ING Bank N.V. to refinance two of our Kamsarmax bulk carriers (SBI Zumba and SBI Parapara). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.20% per annum. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax vessels and guaranteed by each of the vessel owning subsidiaries.

As of September 28, 2018, the Company drew down the entire $30.0 million available on this facility, all of which remains outstanding.

$60.0 Million Credit Facility

On September 11, 2018, the Company entered into a senior secured credit facility for up to $60.0 million. The loan facility will be used to finance up to 60% of the fair market value of two Ultramax dry bulk vessels (SBI Perseus and SBI Phoebe) and two Kamsarmax dry bulk vessels (SBI Electra and SBI Flamenco). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.25% per annum. This facility is secured by, among other things, a first preferred mortgage on the four vessels and guaranteed by each of the vessel owning subsidiaries.

As of September 28, 2018, the Company drew down the entire $60.0 million available on this facility, all of which remains outstanding.

$67.5 Million Credit Facility

During the third quarter of 2018, the Company fully repaid this loan and terminated the credit facility. The four vessels previously financed by this loan are now financed under the $60.0 million Credit Facility.

$184.0 Million Credit Facility
On September 21, 2018, the Company entered into a senior secured credit facility for up to $184.0 million with Nordea Bank AB (publ), acting through its New York branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax dry bulk vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax dry bulk vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The facility, which is comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the twelve vessels and guaranteed by each of the vessel owning subsidiaries.

As of September 28, 2018, the Company drew down the entire $184.0 million available on this facility, all of which remains outstanding.

$409.0 Million Credit Facility

During the third quarter of 2018, the Company fully repaid this loan and terminated the credit facility. Two of the Kamsarmax vessels previously financed by this loan are now financed under the $30.0 million Credit Facility, twelve vessels previously financed by this loan are now financed under the $184.0 million Credit Facility and the SBI Echo is now financed under the $19.0 million Lease Financing - SBI Echo.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

$20.5 Million Lease Financing - SBI Hermes
On September 27, 2018, the Company entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, the Company will make payments of $5,850 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus a margin of 1.39% per annum.

The transaction also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which is expected to close in the fourth quarter of 2018, will be treated as a financial lease for accounting purposes and increases the Company’s liquidity by approximately $11.3 million after repayment of the vessel’s existing loan.
2013 Equity Incentive Plan
On August 20, 2018, the Company’s Board of Directors approved the reloading of the 2013 Equity Incentive Plan (the “Plan”) and reserved an additional 1,189,350 common shares, par value $0.01 per share, for issuance pursuant to the Plan.
On September 28, 2018, the Company granted 1,039,000 restricted shares to its officers, employees and members of its board of directors pursuant to the Plan. These awards will vest in three equal annual installments beginning on June 10, 2020.
On September 28, 2018, the Company granted 150,000 restricted shares to its independent directors pursuant to the Plan. These awards will vest in three equal annual installments beginning on June 10, 2019.
IMO 2020

The Company has announced that management expects to retrofit the substantial majority of its vessels with exhaust gas cleaning systems, or scrubbers, to comply with the IMO 2020 rules regarding sulfur emissions by the end of the first half of 2020.   The Company expects the aggregate capital investment of such retrofits to be material, but has not determined the exact costs or how such costs will be financed.